Exhibit 99.1

IM CANNABIS CORP.

Voting Results for the Annual General and Special Meeting of Shareholders Held on October 20, 2022

To: The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders (the “Meeting”) of IM Cannabis Corp. (the “Company”) held on October 20, 2022. Shareholders holding an aggregate of 20,065,645 common shares (26.90% of the outstanding common shares) were present or represented by proxy at the Meeting. The results of voting were as set out below.

Setting the Number of Directors at Five

At the Meeting, the shareholders were asked to set the number of directors of the Company at five. The shareholders approved with the following results:

Outcome	Votes For	%	Votes Against	%	Non Votes
Approved	8,301,561	98.41	134,389	1.59	11,629,695

Election of Directors

At the Meeting, management of the Company presented to the shareholders its nominees for directors. The following individuals were elected as directors until the next annual general meeting of the Company or until their successors are elected or appointed:

Director Nominee	Votes For	%	Votes Withheld	%	Non Votes
Oren Shuster	8,180,058	96.97	255,892	3.03	11,629,695
Marc Lustig	8,270,258	98.04	165,692	1.96	11,629,695
Brian Schinderle	8,185,932	97.04	250,018	2.96	11,629,695
Einat Zakariya	8,250,680	97.80	185,270	2.20	11,629,695
Moti Marcus	8,265,658	97.98	170,292	2.02	11,629,695

Appointment of Auditors

At the Meeting, the shareholders approved the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors and authorized the directors to fix the auditors’ remuneration with the following results:

Outcome	Votes For	%	Votes Withheld	%	Non Votes
Appointed	19,976,137	99.55	89,507	0.45	1

New Articles

At the Meeting, the shareholders were asked to approve new articles to replace the Company’s existing articles. The new articles were approved by a special majority of the votes cast at the Meeting by shareholders with the following results:

Outcome	Votes For	%	Votes Against	%	Non Votes
Adopted	6,713,984	79.59	1,721,965	20.41	11,629,696

Share Consolidation

At the Meeting, the shareholders were asked to approve a share consolidation of the issued and outstanding common shares of the Company at a ratio of between six (6) and ten (10) pre-consolidation common shares for every one (1) post-consolidation common share, effective when determined by the board of directors of the Company. The share consolidation was approved by a majority of the votes cast at the Meeting by shareholders with the following results:

Outcome	Votes For	%	Votes Against	%	Non Votes
Approved	18,929,935	94.34	1,135,709	5.66	1